UNITED STATES
                      SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                               Cardiometrics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    141906107
                                 (CUSIP Number)

                                 Gideon J. King
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7023

 (Name, address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                  June 20, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 141906107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund - I.D. # 13-3269989

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

            (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOC IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED     [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               349,964 Shares
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            349,964 Shares
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         349,964 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.01%

14 TYPE OF REPORTING PERSON*
         PN, BD

                                  SCHEDULE 13D

CUSIP NO. 141906107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation - I.D. # 13-3114801

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               32,278 Shares
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             15,958 Shares
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            32,278 Shares
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     15,958 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         48,236 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.69%

14 TYPE OF REPORTING PERSON*

         PN, BD, IA

Item 1.  Security and Issuer.

This statement refers to the Common Stock ("Common Stoc"") of Cardiometrics, Inc., 645 Clyde Avenue, Mountain View, CA., 94043. H. Raymond Wallace is Chairman.

Item 2.  Identity and Background.

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Henry A. Loeb is Vice Chairman and a director of LPC. Irwin D. Rowe is an Executive Vice President and also a director of LPC Henry A. Loeb is an uncle of Thomas L. Kempner. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of Loeb Arbitrage Management, Inc. and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Messrs. Henry A. Loeb and Irwin D. Rowe are also directors of LHC, as are Robert Krones, Edward E. Matthews. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other individuals is 61 Broadway, New York, New York, 10006. All of the individuals named are United States Citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.

Shares of Common Stock were acquired by LAF and LPC in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of transaction.

LAF and LPC have acquired shares of Common Stock for investment purposes. LAF and LPC reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

(a) The persons reporting hereby owned the following shares of Common Stock as of June 20, 1997.

                                                      Shares of Common Stock

Loeb Arbitrage Fund                                            349,964
Loeb Partners Corporation*                                      48,236
                                                               398,200

This constitutes 5.70% of the 6,982,788 outstanding shares as reported by the issuer.
-------------------------
* Including 15,958 shares purchased for the accounts of two customer of Loeb Partners Corporation as to which it has investment discretion.

(b)  See paragraph (a) above.

(c) The following purchase of Common Stock has been made in the last sixty (60) days by the following:

                                     Purchases of Common Stock

Holder                   Date                   Shares            Average Price
Loeb Arbitrage Fund      05-07-97               2596              $ 6.64
                         05-16-97               1450                 6.14
                         05-16-97               3100                 6.20
                         05-21-97               31040                6.66
                         05-22-97               3530                 6.64
                         05-22-97               4100                 6.80
                         05-23-97               2650                 6.64
                         05-23-97               17900                6.64
                         05-27-97               76000                6.64
                         05-28-97               43800                6.67
                         05-29-97               4312                 6.76
                         06-20-97               4433                 7.14
                         06-23-97               12420                7.43
                         06-24-97               4433                 7.52
                         06-24-97               8865                 7.58
                         06-24-97               875                  7.77
                         06-25-97               875                  7.39
                         06-25-97               13275                7.64



Holder                    Date                   Shares           Average Price
Loeb Partners Corp.*      05-07-97               404                $ 6.64
                          05-16-97               150                  6.14
                          05-16-97               300                  6.20
                          05-21-97               3460                 6.67
                          05-22-97               470                  6.64
                          05-22-97               400                  6.80
                          05-23-97               350                  6.64
                          05-23-97               2100                 6.64
                          05-27-97               9000                 6.64
                          05-28-97               7200                 6.68
                          05-29-97               688                  6.77
                          06-20-97               567                  7.14
                          06-23-97               1580                 7.43
                          06-24-97               567                  7.52
                          06-24-97               1135                 7.58
                          06-24-97               75                   7.77
                          06-25-97               125                  7.40
                          06-25-97               1725                 7.65


-----------------
*Including 15,958 shares purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d) and (e).      Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 27, 1997                                  Loeb Arbitrage Fund
                                           By: Loeb Arbitrage Management, Inc.


                                           By: /s/ Arthur E. Lee
                                                   Arthur E. Lee, President



June 27, 1997                                  Loeb Partners Corporation

                                           By: /s/ Arthur E. Lee
                                                   Arthur E. Lee
                                                   Executive Vice President